UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Inergetics, Inc.

(Name of Issuer)

$0.001 par value Common Stock

 (Title of Class of Securities)

60038H102

 (CUSIP Number)

December 31, 2010

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60038H102

1)	Name of reporting persons:

Leonid Frenkel
2)	Check the appropriate box if a member of a group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship or place of organization

United States
	(5)	Sole voting power

Number of		236,333,699
Shares	(6)	Shared voting power
Beneficially
Owned		40,457,552
By Each	(7)	Sole dispositive power
Reporting
Person With		236,333,699
	(8)	Shared dispositive power

		40,457,552
9)	Aggregate amount beneficially owned by each reporting person

276,791,251
10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions)

☐
11)	Percent of class represented by amount in row (9)

14.12%
12)	Type of reporting person

IN

CUSIP No. 60038H102

1)	Name of reporting persons:

Frenkel Family Limited Partnership
2)	Check the appropriate box if a member of a group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship or place of organization

United States
	(5)	Sole voting power

Number of		0
Shares	(6)	Shared voting power
Beneficially
Owned		10,432,432
By Each	(7)	Sole dispositive power
Reporting
Person With		0
	(8)	Shared dispositive power

		10,432,432
9)	Aggregate amount beneficially owned by each reporting person

10,432,432
10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions)

☐
11)	Percent of class represented by amount in row (9)

0.53%
12)	Type of reporting person

PN

CUSIP No. 60038H102

1)	Name of reporting persons:

Periscope Partners, L.P.
2)	Check the appropriate box if a member of a group (See Instructions)
(a) ☐
(b) ☐
3)	SEC use only

4)	Citizenship or place of organization

United States
	(5)	Sole voting power

Number of		0
Shares	(6)	Shared voting power
Beneficially
Owned		30,025,120
By Each	(7)	Sole dispositive power
Reporting
Person With		0
	(8)	Shared dispositive power

		30,025,120
9)	Aggregate amount beneficially owned by each reporting person

30,025,120
10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions)

☐
11)	Percent of class represented by amount in row (9)

1.53%
12)	Type of reporting person (see instructions)

PN

CUSIP No. 60038H102

Item 1.

(a)  Name of Issuer:

Inergetics, Inc.

(b)  Address of Issuer’s Principal Executive Offices:

205 Robin Road, Suite 222, Paramus, NJ 07652

Item 2.

(a)  Name of person filing:

Leonid Frenkel
Frenkel Family Limited Partnership
Periscope Partners, L.P.

(b)  Address of principal business office or, if none, residence:

Leonid Frenkel
401 City Avenue, Suite 528
Bala Cynwyd, PA 19004

Frenkel Family Limited Partnership
401 City Avenue, Suite 528
Bala Cynwyd, PA 19004

Periscope Partners, L.P.
401 City Avenue, Suite 528
Bala Cynwyd, PA 19004

(c)  Citizenship:

Leonid Frenkel:  United States
Frenkel Family Limited Partnership:  Delaware limited partnership
Periscope Partners, L.P.:  Delaware limited partnership

(d)  Title of class of securities:

Common Stock, par value $.001 per share (the “Shares”)

(2)  CUSIP No.:

60038H102

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under Section 15 of the Act;

(b)  ☐  Bank as defined in Section 3(a)(6) of the Act;

(c)  ☐  Insurance company as defined in Section 3(a)(19) of the Act;

(d)  ☐  Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)  ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   ☐  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  ☐  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)  ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)   ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)  ☐  Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  __________

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

As of the date hereof, Leonid Frenkel may be deemed to be the beneficial owner of 276,791,251 Shares, Frenkel Family Limited Partnership may be deemed to be the beneficial owner of 10,432,432 Shares and Periscope Partners, L.P. may be deemed to be the beneficial owner of 30,025,120 Shares.

(b)   Percent of class

As of the date hereof, Leonid Frenkel may be deemed to be the beneficial owner of approximately 14.12% of the total number of Shares outstanding, Frenkel Family Limited Partnership may be deemed to be the beneficial owner of approximately 0.53% of the total number of Shares outstanding and Periscope Partners, L.P. may be deemed to be the beneficial owner of approximately 1.53% of the total number of Shares outstanding.

(c)   Number of shares as to which such person has:

Leonid Frenkel

i.  Sole power to vote or to direct the vote

236,333,699

ii.  Shared power to vote or to direct the vote

40,457,552

iii.  Sole power to dispose or to direct the disposition of

236,333,699

iv.  Shared power to dispose or to direct the disposition of

40,457,552

Mr. Frenkel is the general partner of each of Frenkel Family Limited Partnership and Periscope Partners, L.P.  Mr. Frenkel disclaims beneficial ownership of the Shares held by Frenkel Family Limited Partnership and Periscope Partners, L.P., except to the extent of his pecuniary interest therein.

Frenkel Family Limited Partnership

i.  Sole power to vote or to direct the vote

0

ii.  Shared power to vote or to direct the vote

10,432,432

iii.  Sole power to dispose or to direct the disposition of

0

iv.  Shared power to dispose or to direct the disposition of

10,432,432

Periscope Partners, L.P.

i.  Sole power to vote or to direct the vote

0

ii.  Shared power to vote or to direct the vote

30,025,120

iii.  Sole power to dispose or to direct the disposition of

0

iv.  Shared power to dispose or to direct the disposition of

30,025,120

Item 5.   Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
LEONID FRENKEL

/s/ Leonid Frenkel
Leonid Frenkel

February 14, 2011
FRENKEL FAMILY LIMITED PARTNERSHIP

/s/ Leonid Frenkel
Name: Leonid Frenkel
Title: General Partner

February 14, 2011
PERISCOPE PARTNERS, L.P.

/s/ Leonid Frenkel
Name: Leonid Frenkel
Title: General Partner

EXHIBIT INDEX

Exhibit		Page No.
A	Joint Filing Agreement, dated as of February 14, 2011, by and among Leonid Frenkel, Frenkel Family Limited Partnership and Periscope Partners, L.P.	11

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Inergetics, Inc., dated as of February 14, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2011
LEONID FRENKEL

/s/ Leonid Frenkel
Leonid Frenkel

February 14, 2011
FRENKEL FAMILY LIMITED PARTNERSHIP

/s/ Leonid Frenkel
Name: Leonid Frenkel
Title: General Partner

February 14, 2011
PERISCOPE PARTNERS, L.P.

/s/ Leonid Frenkel
Name: Leonid Frenkel
Title: General Partner